CONSOL Energy, Inc.
CNX Center
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506
December 2, 2011

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.W., Mail Stop 7010
Washington, D.C. 20549

RE: Consol Energy Inc
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 10, 2011
Response Letter Dated November 29, 2011
File No. 001-14901

Dear Mr. Schwall:

This letter sets forth the responses of CONSOL Energy (the "Company" or "we" or "our") to the comments of the staff of the U.S. Securities and Exchange Commission (the "Commission") contained in your letter dated November 29, 2011. The Company's responses set forth below correspond to the comments as numbered in the staff's letter.

Form 10-K for Fiscal Year Ended December 31, 2010

Note 24 Commitments and Contingent Liabilities, page 161

1.
We note your response to prior comment four which indicates the agreement to construct the treatment is not within the scope of ASC 410-30 because the system is designed to treat water generated from current, active operations. Please clarify if the facility will also be used to treat water generated from past operations and specify how you currently remediate chloride without the benefit of the treatment system. Provide an analysis as to whether the costs to operate this facility are within the scope of ASC 410-30. In addition, please clarify if you would decide or are obligated to build the facility in the event that you ceased mining operations. Lastly, describe your expectations for use of this facility when mining operations cease and tell us how you considered whether the costs to build and operate this facility are within the scope of ASC 410-20.

Company Response

Under the consent decree filed in the U.S. District Court for the Northern District of West Virginia at CIVIL ACTION NO. 1:11-CV-28, on March 14, 2011, CONSOL Energy (“CONSOL”) has agreed to design, construct, and operate a wastewater treatment plant, landfill, and pipeline collection system (collectively, “NWV RO/ZLD”) to address high chloride concentrations in treated mine water for the benefit of CONSOL's Blacksville #2 Mine, Loveridge Mine, and Robinson Run Mine, (collectively “Northern West Virginia Mines”). Prior to the consent decree CONSOL incurred operating costs to discharge water from the Northern West Virginia Mines using conventional Acid Mine Drainage (“AMD “) treatment. CONSOL was not obligated to meet the chloride standards set forth in the above consent decree and as such the use of conventional AMD treatment was sufficient to meet our current obligations. AMD water from CONSOL's closed operations does not require advance treatment beyond conventional AMD treatment to remain in compliance with the limitations of their respective National Pollutant Discharge Elimination System (“NPDES”) permits for the mines. The current closed operations discharge water will not be treated at the NWV RO/ZLD, rather at various conventional AMD Treatment facilities, that are accounted for in accordance with ASC 410-20 Asset Retirement Obligations. As a result, the operating costs for the NWV RO/ZLD are not within the scope of ASC 410-30 and will be recognized as operating expenses of the Northern West Virginia Mines.

Upon the cessation of operations at the Northern West Virginia Mines, CONSOL has and will continue to evaluate the likelihood of the need to pump and treat water from one or more of the Northern West Virginia Mines in order to avoid uncontrolled discharges from the mine pools. CONSOL has accounted for the expected cash flows to treat Northern West Virginia Mine's water upon the cessation of operations, in accordance with ASC 410-20 Asset Retirement Obligations, as a liability reflected in the Mine Closing Liability with a corresponding asset reflected in Property, Plant and Equipment of the Consolidated Balance Sheet. The original capital construction of the NWV RO/ZLD is not included in the Asset Retirement Obligation, because the NWV RO/ZLD will be dedicated solely to the support of current operations and because current expected mine life of the Northern West Virginia Mines is greater than the useful life of the NWV RO/ZLD. In calculating the expected cash flows, CONSOL ran multiple scenarios that could occur in the closure of each of the Northern West Virginia Mines, including, no treatment required, treatment using conventional AMD Plant, and treatment using the NWV RO/ZLD, and assigned probabilities of occurrence to each scenario. Utilization of the NW RO/ZLD for post-closure water treatment at the Northern West Virginia Mines would require capital expenditures to replace or upgrade the NWV RO/ZLD to treat closed mine water discharges at the cessation of operations at the Northern West Virginia Mines, given the expected economic life of the NW RO/ZLD. Costs associated with those capital upgrades and repairs are included in one of the scenarios used to calculate the asset retirement obligation. The determining factors in evaluating each of the scenarios is whether or not the mine will have uncontrolled discharges from the mine pools, and if so what is the expected flow and water chemistry of the uncontrolled AMD water discharges. In determining each of the probabilities for the scenarios, CONSOL used mine flooding studies from an independent third party, internal chemists, hydrologists, and mine engineers. The expected cost used in each of the scenarios includes projected operational costs, as well as expected capital upgrades to new or existing facilities upon cessation of the operations at the Northern West Virginia Mines.

In summary, the discharge compliance requirements at current closed mines do not require the water to be treated at the NWV RO/ZLD. The NWV RO/ZLD will be solely dedicated to treatment of mine water from the Northern West Virginia Mines for the duration of its expected useful life. The treatment of the current closed mines is accounted for in accordance with ASC 410-20 Asset Retirement Obligations, using the expected cash flows to remain in compliance with the limitations of their NPDES permits. The expected treatment requirements for the Northern West Virginia Mines upon cessation of operations, is also accounted for in accordance with ASC 410-20 Asset Retirement Obligations, using the expected cash flows to remain in compliance with the limitations of their NPDES permits.

________________________

Based on the responses provided, I believe the Company has satisfied the staff's request.

Additionally, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Please direct any additional questions or comments to me at (724) 485-4550. My fax number is (724) 485-4834.

Very truly yours,

/s/ William J. Lyons
William J. Lyons
Executive Vice President and Chief Financial Officer